UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SYNACOR, INC.

(Name of Subject Company)

SYNACOR, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number of Class of Securities)

Himesh Bhise

President and Chief Executive Officer

Synacor, Inc.

40 La Riviere Drive, Suite 300

Buffalo, NY 14202

(716) 853-1362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Robert J. Olivieri, Esq.

Craig M. Fischer, Esq.

Hodgson Russ LLP

The Guaranty Building

140 Pearl Street, Suite 100

Buffalo, New York 14202

(716) 856-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following document related to the proposed acquisition of Synacor, Inc. (the “Company”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 10, 2021, by and among the Company, CLP SY Holding, LLC (“Parent”) and SY Merger Sub Corporation (“Purchaser”).

1.

Press Release, dated February 11, 2021, issued by the Company on February 11, 2021, incorporated herein by reference to Exhibit 99.1 to the Company’s second Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 2021 (File No. 001-33843).

Item No. 1 above was first used or made available on February 11, 2021. In addition, the information set forth under Items 1.01, 7.01, 8.01 and 9.01 of the second Current Report on Form 8-K filed by the Company on February 11, 2021 (including all exhibits attached thereto) are incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of Company common stock described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company common stock, nor is it a substitute for any tender offer materials that Parent, Purchaser or the Company will file with the U.S. Securities and Exchange Commission (the “SEC”). A solicitation and offer to buy shares of the Company common stock will be made only pursuant to an offer to purchase and related materials that Purchaser intends to file with the SEC. At the time the tender offer is commenced, Parent will cause Purchaser to file a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. COMPANY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT WILL BE FILED BY THE COMPANY WITH THE SEC, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO THAT SHOULD BE READ CAREFULLY. Both the tender offer statement and the solicitation/recommendation statement will be made available at no charge on the SEC’s website: www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other tender offer documents (once they become available) will be mailed to the Company’s stockholders free of charge and additional copies may be obtained free of charge, by contacting Synacor Investor Relations by e-mail at ir@synacor.com or on the Company’s website at www.synacor.com. In addition to the offer to purchase, the related letter of transmittal and certain other documents, as well as the solicitation/recommendation statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. The Company’s filings with the SEC are available to the public at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company at www.synacor.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This filing, as well as the exhibits attached hereto, contain forward-looking statements within the meaning of the federal securities law, including, without limitation, the potential benefits of the proposed transaction, the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, that are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such statements are subject to risks and uncertainties that include, but are not limited to: (i) uncertainties as to the timing of the tender offer; (ii) the risk that the proposed transaction may not be completed, or if it is completed, that it will close in a timely manner; (iii) the possibility that competing offers or acquisition proposals for the Company will be made; (iv) uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived; (vi) the possibility of business disruptions due to transaction-related uncertainty and the response of business partners to the announcement; (vii) the diversion of management attention from business operations to the transactions; (viii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (ix) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as the tender offer statement, solicitation/recommendation statement and other tender offer documents that will be filed by Parent, Purchaser and the Company, as applicable, which are or will be available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in the Company’s most recent Annual Report on Form 10-K are not exclusive and further information concerning the Company and its businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that the Company files from time to time with the SEC. The forward-looking statements in this communication speak only as of the date hereof. Except as required by law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Exhibit No.	Description

99.1	Press Release issued by the Company on February 11, 2021 (incorporated by reference to Exhibit 99.1 of the second Current Report on Form 8-K filed by the Company with the SEC on February 11, 2021 (File No. 001-33843)).